Unleash Innovation © 12026 TSMC, Ltd TSMC Property Unleash Innovation 2025 Fourth Quarter Earnings Conference January 15, 2026

Unleash Innovation © 22026 TSMC, Ltd TSMC Property Agenda • Welcome Jeff Su, IR Director • 4Q25 Financial Results and 1Q26 Outlook Wendell Huang, CFO • Key Messages Wendell Huang, CFO C.C. Wei, Chairman & CEO • Q&A

Unleash Innovation © 32026 TSMC, Ltd TSMC Property Safe Harbor Notice • TSMC’s statements of its current expectations are forward-looking statements subject to significant risks and uncertainties and actual results may differ materially from those contained in the forward-looking statements. • Information as to those factors that could cause actual results to vary can be found in TSMC’s 2024 Annual Report on Form 20-F filed with the United States Securities and Exchange Commission (the “SEC”) on April 17, 2025 and such other documents as TSMC may file with, or submit to, the SEC from time to time. • Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events, or otherwise.

Unleash Innovation © 42026 TSMC, Ltd TSMC Property Statements of Comprehensive Income Selected Items from Statements of Comprehensive Income 4Q25 4Q25 3Q25 4Q24 4Q25 Over 3Q25 4Q25 Over 4Q24(In NT$ billions unless otherwise noted) Guidance Net Revenue (US$ billions) 33.73 32.2-33.4 33.10 26.88 +1.9% +25.5% Net Revenue 1,046.09 989.92 868.46 +5.7% +20.5% Gross Margin 62.3% 59.0%-61.0% 59.5% 59.0% +2.8 ppts +3.3 ppts Operating Expenses (88.19) (87.76) (86.34) +0.5% +2.1% Operating Margin 54.0% 49.0%-51.0% 50.6% 49.0% +3.4 ppts +5.0 ppts Non-Operating Items 27.46 24.68 23.09 +11.2% +19.0% Net Income Attributable to Shareholders of the Parent Company 505.74 452.30 374.68 +11.8% +35.0% Net Profit Margin 48.3% 45.7% 43.1% +2.6 ppts +5.2 ppts EPS (NT Dollar) 19.50 17.44 14.45 +11.8% +35.0% ROE 38.8% 37.8% 36.2% +1.1 ppts +2.6 ppts Shipment (Kpcs, 12"-equiv. Wafer) 3,961 4,085 3,418 -3.0% +15.9% Average Exchange Rate--USD/NTD 31.01 30.6 29.91 32.30 +3.7% -4.0% * Diluted weighted average outstanding shares were 25,931mn units in 4Q25 ** ROE figures are annualized based on average equity attributable to shareholders of the parent company

Unleash Innovation © 52026 TSMC, Ltd TSMC Property 4Q25 Revenue by Technology

Unleash Innovation © 62026 TSMC, Ltd TSMC Property Revenue by Technology 2025 2024

Unleash Innovation © 72026 TSMC, Ltd TSMC Property 4Q25 Revenue by Platform

Unleash Innovation © 82026 TSMC, Ltd TSMC Property 2025 Revenue by Platform

Unleash Innovation © 92026 TSMC, Ltd TSMC Property Balance Sheets & Key Indices Selected Items from Balance Sheets 4Q25 3Q25 4Q24 (In NT$ billions) Amount % Amount % Amount % Cash & Marketable Securities 3,068.59 38.7% 2,751.06 37.4% 2,422.02 36.2 % Accounts Receivable 281.79 3.6% 307.81 4.2% 272.09 4.1 % Inventories 288.11 3.6% 288.69 3.9% 287.86 4.3 % Long-term Investments 172.37 2.2% 148.98 2.0% 149.04 2.2 % Net PP&E 3,691.84 46.5% 3,499.34 47.6% 3,234.98 48.3 % Total Assets 7,933.02 100.0% 7,354.11 100.0% 6,691.94 100.0 % Current Liabilities 1,458.02 18.4% 1,275.91 17.3% 1,264.53 18.9 % Long-term Interest-bearing Debts 896.06 11.3% 918.23 12.5% 958.43 14.3 % Total Liabilities 2,472.23 31.2% 2,318.53 31.5% 2,368.36 35.4 % Total Shareholders' Equity 5,460.79 68.8% 5,035.58 68.5% 4,323.58 64.6 % Key Indices A/R Turnover Days 26 25 27 Inventory Turnover Days 74 74 80 Current Ratio (x) 2.6 2.7 2.4 Asset Productivity (x) 1.2 1.2 1.1 * Total outstanding shares were 25,933mn units at 12/31/25 ** Asset productivity = Annualized net revenue / Average net PP&E

Unleash Innovation © 102026 TSMC, Ltd TSMC Property Cash Flows * Free cash flow = Cash from operating activities – Capital expenditures (In NT$ billions) 4Q25 3Q25 4Q24 Beginning Balance 2,470.76 2,364.52 1,886.78 Cash from operating activities 725.51 426.83 620.21 Capital expenditures (356.91) (287.45) (361.95) Cash dividends (129.66) (116.70) (103.73) Bonds payable 21.75 (9.06) (1.75) Investments and others 36.41 92.62 88.07 Ending Balance 2,767.86 2,470.76 2,127.63 Free Cash Flow * 368.60 139.38 258.26

Unleash Innovation © 112026 TSMC, Ltd TSMC Property 2025 Financial Highlights (In NT$ billions unless otherwise noted) 2025 2024 YoY Net Revenue (US$ billions) 122.42 90.08 +35.9% Net Revenue 3,809.05 2,894.31 +31.6% Gross Margin 59.9% 56.1% +3.8ppts Operating Margin 50.8% 45.7% +5.1ppts Income before Tax 2,041.66 1,405.84 45.2% EPS - Diluted (NT$) 66.25 45.25 46.4% Operating Cash Flow 2,274.98 1,826.18 +24.6% Capital Expenditures 1,272.41 956.01 +33.1% Free Cash Flow (FCF) 1,002.57 870.17 +15.2% Cash Dividends 466.78 363.05 +28.6% Cash & Marketable Securities 3,068.59 2,422.02 +26.7% ROE 35.4% 30.3% +5.1ppts

Unleash Innovation © 122026 TSMC, Ltd TSMC Property 1Q26 Guidance Based on our current business outlook, management expects: ▪ Revenue to be between US$34.6 billion and US$35.8 billion And, based on the exchange rate assumption of 1 US dollar to 31.6 NT dollars, management expects: ▪ Gross profit margin to be between 63% and 65% ▪ Operating profit margin to be between 54% and 56%

Unleash Innovation © 132026 TSMC, Ltd TSMC Property Future Outlook Based on our current business outlook, management expects: ▪ 2026 revenue to increase by close to 30% in US dollar terms From 2024 to 2029, management expects: ▪ Revenue CAGR to approach 25% in US dollar terms ▪ Long-term gross margin to be 56% and higher through the cycle ▪ ROE to be high-20s% through the cycle

Unleash Innovation © 142026 TSMC, Ltd TSMC Property • Please visit TSMC's website (https://www.tsmc.com) and Market Observation Post System (https://mops.twse.com.tw) for details and other announcements • TSMC 2025 Supply Chain Management Forum Presents Awards to Outstanding Suppliers (2025/11/28) • TSMC Board of Directors Approved NT$6.00 Cash Dividend for the Third Quarter of 2025 and Set March 17, 2026 as Ex-Dividend Date, March 23, 2026 as the Record Date and April 9, 2026 as the Distribution Date (2025/11/11) Recap of Recent Major Events

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